Exhibit 2

Magness Securities, LLC

February 25, 2004

Personal Representatives of the Estate of Kim Magness
c/o Jon Steeler, Esq.
Isaacson, Rosenbaum, Woods & Levy, P.C.
633 17th Street, Suite 2200
Denver, Colorado 80202

Gentlemen:

Magness Securities, LLC, a Colorado limited liability company (“Magness Securities”) was formed in October, 1998 by Kim Magness (“Kim”) and Gary Magness (“Gary”) to maintain reserves consisting of certain assets of their mother’s estate, the Estate of Betsy Magness, for the payment of federal estate taxes by their father’s estate, the Estate of Bob Magness.  From the formation of Magness Securities until Kim’s death in March, 2003, Kim served as manager and Kim and Gary were the only members of Magness Securities.  Throughout its existence, Magness Securities’ assets have been comprised solely of marketable securities allocated in proportion to Kim’s and Gary’s equal membership interests.

Upon Kim’s death, his membership interest in Magness Securities was transferred to the Estate of Kim Magness (the “Kim Estate”) and his position as manager of Magness Securities terminated.  As an unadmitted transferee of Kim’s membership interest, the Kim Estate became entitled solely to the share of profits or other compensation by way of income or return of contributions to which Kim would have been entitled upon his death.  Since Kim’s death, Magness Securities has continued to allocate its assets to Gary and the Kim Estate based upon the equal membership interests of Gary and the Estate of Kim.

On February 25, 2004, Magness Securities entered into an Exchange Agreement (“Exchange Agreement”) with Liberty Media Corporation (“Liberty”) pursuant to which Magness Securities agreed to exchange all of its shares of Liberty Series B Common Stock (“B Stock”) for shares of Liberty Series A Common Stock (“A Stock”) on the basis of a ratio of 1.0975 shares of A Stock for each share of B Stock.  In coordination with the transaction contemplated by the Exchange Agreement and in order to allow the personal representatives of the Kim Estate to better manage its affairs for the benefit of the beneficiaries of the Kim Estate, Magness Securities, through its manager, hereby agrees:

1)                                      To refrain from the distribution of any Magness Securities’ assets until after the Closing (as defined in the Exchange Agreement), and thereafter any Magness Securities’ assets allocated to the Kim Estate only with the prior written consent of the Kim Estate;

2)                                      After the Closing, to follow, upon reasonable notice, the investment direction of the Kim Estate’s personal representatives with respect to the Magness Securities’ assets allocated to the Kim Estate, based upon Kim’s ownership interest in Magness Securities at the time of his death (less any distributions made to the Kim Estate made after Kim’s death), provided, the Kim Estate shall bear the sole economic responsibility for any gains or losses with respect to the Magness Securities’ assets allocated to the Kim Estate resulting from such investment direction;

3)                                      To make a 754 Election upon the request of the Kim Estate, which election shall be made in the sole discretion of the Kim Estate.

Agreed to on the date first set forth above.

Sincerely,

/s/ Gary Magness

Gary Magness, as the Manager and sole member of Magness Securities, LLC, a Colorado limited liability company

ACKNOWLEDGED AND AGREED:

The Estate of Kim Magness

By:	/s/ David Johnson
David Johnson, Co-Personal Representative

By:	/s/ Jack Levine
Jack Levine, Co-Personal Representative

By:	/s/ Tomasz Skotnicki
Tomasz Skotnicki, Co-Personal Representative